Exhibit 99.1

Lotus For Me SUV Officially Launches: Redefining Performance and Versatility with X-Hybrid Technology

•	First mass-produced Lotus equipped with X-Hybrid Architecture, delivering full-scenario high performance

•	Iconic Lotus handling recreated through an advanced lightweight, aerodynamics, and performance-tuned chassis

•	Intelligent assisted driving and comprehensive safety systems designed for global markets

•	Full-size proportions that balance family versatility and personal lifestyle

NEW YORK, March 30, 2026 (GLOBE NEWSWIRE) – Lotus Technology Inc. (“Lotus Tech” or the “Company”) (Nasdaq: LOT), a leading global intelligent and luxury mobility provider, today announced the official launch of its new hyper SUV, For Me (known as Eletre X in Europe), in Beijing on March 29, 2026. As the first mass-produced Lotus powered by the new X-Hybrid Architecture, For Me is designed to combine hypercar-level performance with everyday usability without compromise.

The new model is available in two variants - the Standard Edition and the Special Edition - priced at RMB508,000 (approximately US$73,500) and RMB558,000 (approximately US$80,750), respectively, with deliveries expected to begin on March 30, 2026.

Qingfeng Feng, Chief Executive Officer of Lotus Tech, said: "Historically, hyper SUVs have forced drivers to compromise – either sacrificing everyday usability for performance, or endurance for long-distance travel. X-Hybrid technology changes that. With For Me, drivers no longer need to choose. It delivers the soul of a hypercar with the ease and confidence required for our daily life."

X-Hybrid: Expanding Hyper SUV Usage Boundaries with Full-Scenario High Performance

For Me is the first model to feature the X-Hybrid Architecture, which is centered on a 900V high-voltage platform and a 70kWh large-capacity battery, delivering a total system power of 952 horsepower and a 0-100km/h acceleration of just 3.3 seconds. Crucially, performance remains consistent regardless of battery level. Even with just 10% remaining charge, For Me accelerates from 0–100 km/h in 3.5 seconds—ensuring confidence in all driving scenarios. This means vehicle performance is no longer tied to battery level, and driving confidence is no longer dependent on road conditions – every acceleration is powerful, whether the battery is full or low.

This outstanding performance is attributed to the 11C ultra-high discharge rate battery, which can release surging energy in an instant. Meanwhile, the combination of a 2.0T high-performance engine and a 150kW generator enables the vehicle to recharge an additional 25 kWh per hour during high-speed cruising at 120km/h, enabling continuous energy generation while driving at highway speeds. The new model offers a pure electric range of 420km, eliminating the need for frequent charging for daily commuting, and a combined range of over 1,400km, significantly alleviating charging anxiety for long-distance travel.

X-Hybrid technology endows the high-performance SUV with more comprehensive scenario adaptability.

•	0-100km/h acceleration time can be maintained at 3.5 seconds at an altitude of 5,000 meters in actual tests

•	The three-dimensional heat dissipation system can effectively prevent thermal limit issues in scorching deserts that the Dynamic Performance Management (DPM) system still can provide stable vehicle control support under complex road conditions

•	Lotus's battery thermal management system significantly improves low-temperature start-up and power response efficiency in extremely cold environments that the battery can be fully activated in just 4 minutes even at -40°C.

Lotus Handling: Delivering the Full 952 Horsepower to the Driver

Power is nothing without control. For Me applies Lotus’s core handling philosophy to a full-size SUV through extensive lightweight engineering and an advanced chassis system. Through lightweight solutions such as an aerospace aluminum body and a semi-solid magnesium alloy rear motor housing, the vehicle achieves a 500kg weight reduction, providing a solid foundation for handling response and braking performance. A lighter body means more agile cornering response, shorter braking distance, and greater room for chassis tuning.

In terms of chassis, For Me comes standard with a dual-chamber air suspension, dual-valve continuous damping control (CCD) electromagnetic shock absorber, 48V active stabilizer bar, Brembo six-piston calipers, and Pirelli P Zero 5 LTS custom-tuned tires. It delivers full-scenario high performance with an effortlessly smooth ride for daily commutes and precise cornering with 2.7deg/g roll control, delivering confident stability despite its large size.

True handling is not only about cornering with ease, but also about safe evasion in critical moments. For Me achieves a 100-0km/h braking distance of 33.9 meters, and its performance remains superior to international standards even after 12 consecutive full-force hard braking. Furthermore, For Me's active rear spoiler can provide 120kg of downforce to help shorten the braking distance during emergency braking at 170km/h, enhancing vehicle stability and braking performance under high-speed braking conditions.

Aerodynamics is also a core advantage of Lotus. For Me inherits the Lotus’ hypercar design language, with a low-slung stance and exaggerated air ducts. Every line is designed for aerodynamic efficiency. 4 groups of 8 Race-Aero fully through-air ducts utilize the Venturi effect to enhance downforce, making the most of airflow rather than letting it pass by unused. The fully hidden lidar rises precisely when needed and closes completely when not in use, achieving both intelligence and aesthetics.

Advanced driver assistance systems (ADAS): Safety-First, Developed and Validated for Global

For Me is equipped with Geely Afari Smart Driving (G-ASD) H7 architecture and comes standard with the NVIDIA Thor chip and 30 high-performance perception units. The autonomous emergency braking (AEB) system can achieve a full stop at 130km/h, guarding the last line of defense for family travel in critical moments.

For Me has made more robust predictions and preparations for global markets. Its highway navigation pilot supports a maximum set speed of 150km/h, effectively reducing the need for repeated speed adjustments during long-distance driving. City navigation pilot supports functions such as left-turn waiting-area entry, non-motorized vehicle avoidance, and unprotected left turns, enhancing the assisted-driving experience in complex urban road scenarios. Remote parking lets users to get out first and park with a single tap on their mobile phone, making parking no longer a hassle.

Lotus Tech has become the second automaker to obtain UN R171.01 certification globally, which marks the Company’s formal alignment with international standards for regulatory compliance and systematic safety governance for ADAS. For Me will also follow global unified standards.

Design and Space: Carrying Both Responsibilities and Passions

What makes a hypercar iconic is not just its shape – it is its color. For Me is offered in six vibrant exterior colors, each with its own unique character.

Space wise, the 5,103mm body length and 3,019mm wheelbase deliver a true five-seat experience. The rear legroom allows for full leg extension, and the backrest supports a large-angle adjustment for maximum comfort during long journeys. The trunk can accommodate two folded strollers and a full set of baby gear even with two child safety seats installed. Folding the adjacent seats makes it easy to load a 28-inch road bike, balancing family travel needs and sports equipment loading.

This passion extends to the interior. For Me embeds the subwoofer of the 23-speaker KEF audio system into the center console, delivering a more immersive sound experience. The 10-level adjustable polymer dispersed liquid crystal (PDLC) smart sunroof and satin double-woven carbon fiber interior create an exclusive private space for the driver. The seats are wrapped in premium leather with a delicate touch, making every journey a pleasure.

By combining X-Hybrid technology, iconic Lotus handling, and refined space and comfort, For Me introduces a new category of hyper SUV—one built for every aspect of modern mobility. It reflects Lotus’ enduring philosophy of “For the Drivers,” extending high-performance excellence from the racetrack to everyday life.

* The USD$ price is solely for the convenience of readers, using an exchange rate of US$1 = RMB 6.91.

About Lotus Technology Inc.

Lotus Technology Inc. has operations across the UK, the EU, and China. The Company is dedicated to delivering luxury lifestyle electric vehicles, with a focus on world-class R&D in next-generation automobility technologies such as electrification, digitalization, and more. For more information about Lotus Technology Inc., please visit www.group-lotus.com.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Forward-looking statements involve inherent risks and uncertainties, including those identified under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lotus Technology Inc. undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact Information
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ir@group-lotus.com